UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

 330 West 34th Street

New York, New York 10001

112 West 34th Street

New York, New York 10120

(Former address, if changed since last report)

Table of Contents

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of
December 31, 2015 and 2014	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2015 and 2014	4

Notes to Financial Statements	5

Supplemental Schedule*:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	14

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker Puerto Rico 1165(e) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.    In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

New York, New York

June 27, 2016

Foot Locker Puerto Rico 1165(e) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$3,827,827	$3,638,249

Notes receivable from participants	384,253	373,500

Receivables:
Participant contributions	10,244	23,584
Employer contribution	61,632	60,392
Due from broker for securities sold	-	15,227
Total assets	4,283,956	4,110,952

Liabilities:
Accrued expenses	387	240
Net assets available for benefits	$4,283,569	$4,110,712

See accompanying notes to financial statements.

Foot Locker Puerto Rico 1165(e) Plan

Statements of Changes in Net Assets Available for Benefits

 Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$146,424	$419,717
Dividends	26,553	23,961
Total investment income	172,977	443,678

Interest on notes receivable from participants	12,332	10,052

Contributions:
Participants	329,583	336,466
Employer	61,632	60,392
Total contributions	391,215	396,858

Total additions	576,524	850,588

Deductions from net assets attributed to:
Benefits paid to participants	378,976	188,306
Administrative fees	24,691	24,342
Total deductions	403,667	212,648

Net increase in net assets	172,857	637,940

Net assets available for benefits:
Beginning of year	4,110,712	3,472,772
End of year	$4,283,569	$4,110,712

See accompanying notes to financial statements.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1) Description of the Plan

The following description of the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

In September 2004, the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") was established with an effective date of January 1, 2004. The Plan is a defined contribution plan covering generally all employees of Foot Locker, Inc. (the "Company" or the "Plan Sponsor") whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b)    Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. For both 2015 and 2014, pre-tax contributions could be made up to the Puerto Rico Department of Treasury limit of $15,000.    Participants may also roll over certain amounts representing distributions from other qualified retirement plans in Puerto Rico prior to becoming eligible to participate in the Plan; however, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company makes a matching contribution in an amount equal to 25%  of the employees’ pre-tax contributions on up to the first 4% of the employees’ compensation (subject to certain limitations).  Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2015 were made entirely in cash. Matching contributions for 2014 were made entirely in Foot Locker Shares.    The 2014 contribution was recorded at the closing price on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made in 2015 or 2014.

(c)    Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participants’ salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1) Description of the Plan – (continued)

(d)    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested for each annual matching contribution after five years of vesting service, as defined in the Plan document.

(e)    Investment Options

Participants may change their investment options daily.    Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) – Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the Participant to invest in a mix of stocks, bonds, and capital preservation investments.    Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Northern Trust Focus Income Fund - The fund seeks to provide current income for investors in retirement. The fund will employ a strategic asset allocation strategy which begins with an aggressive allocation and over time moves toward a more conservative allocation. The fund will invest primarily, but will not be limited to, in various equity, fixed income, real estate and short-term cash collective funds.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies.    The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Mainstay Large Cap Growth Fund – The fund’s objective is to seek long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund – The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust Collective S&P 500 Index Fund – The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund – The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Loomis Sayles Value Fund – The fund seeks long-term growth of capital and income.    The fund primarily invests in equity securities of medium-sized and large-sized companies. The Plan exited this fund in 2015 and replaced it with the Dodge & Cox Stock Fund.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1) Description of the Plan – (continued)

(e)    Investment Options – (continued)

Dodge & Cox Stock Fund – The Plan entered into this fund during 2015. The fund seeks long-term growth of principal and income.  A secondary objective is to achieve a reasonable current income. The fund invests primarily in a diversified portfolio of equity securities. The fund will invest at least 80% of its total assets in equity securities including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks.

Metropolitan West Total Return Bond Fund – The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities and restricted securities.

Wells Fargo Stable Return Fund – The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund - Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)    Notes Receivable from Participants

Participants may borrow from their accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $384,253 and $373,500 were outstanding at December 31, 2015 and 2014, respectively, bearing interest rates ranging from 3.25% to 7.75% at December 31, 2015 and 2014.

(g)    Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed either in Foot Locker Shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document.    The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1) Description of the Plan – (continued)

(h)    Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and, therefore, are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred and receive a management fee for providing investment advisory services.    These reimbursed costs and management fees are reflected in the net appreciation of investments on the statements of changes in net assets available for benefits.

(i)    Forfeitures

Forfeitures of non-vested employer matching contributions totaled $2,197 and $300, as of December 31, 2015 and 2014, respectively, which may be used to pay future administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $2,058 and $915 in 2015 and 2014, respectively.

(2)Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)    Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation of investments in the statements of changes in net assets available for benefits. Dividend income earned from the mutual funds and common stock is recorded as dividends in the statements of changes in net assets available for benefits. See Note 7 for a discussion of fair value measurements.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(2) Summary of Significant Accounting Policies – (continued)

(c)    Investment Valuation and Income Recognition – (continued)

The Plan has an indirect investment in a fully benefit-responsive common collective trust through the Wells Fargo Stable Return Fund. This investment is reported at fair value, which approximates contract value.  The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. There are no unfunded commitments or reserves as of December 31, 2015 and 2014.

(d)    Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)    Payment of Benefits

Benefits are recorded when paid.

(f)    Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  The Plan did not early adopt Part II of ASU 2015-12, and Parts I and III do not apply to the Plan and will not be adopted.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(2) Summary of Significant Accounting Policies – (continued)

(f)    Recent Accounting Pronouncements – (continued)

Other recent accounting pronouncements issued by the FASB did not, or are not believed by management to, have a material effect on the Plan’s financial statements.

(g)    Reclassification

Certain prior year amounts have been reclassified to conform to the 2015 presentation.

(3)Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)Tax Status

On July 13, 2015, the Company received a favorable determination letter, confirming that the Plan, as amended effective January 1, 2011, is in compliance with the provisions of the Internal Revenue Code (“IRC”) for a New Puerto Rico. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC, as amended, and the trust established thereunder will be entitled to exemption from local income taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(5)Risks and Uncertainties

The Plan offers a number of investment options including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor. At December 31, 2015 and 2014, approximately 35% and 32% of the Plan's net assets were invested in the common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of Foot Locker, Inc. and the market's evaluation of such performance.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(5)Risks and Uncertainties – (continued)

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities, including the Foot Locker Stock Fund is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)Investments

The following investments represent five percent or more of the Plan’s net assets:

	2015	2014
Northern Trust Focus 2035 Fund – 3,618 and 3,614 units, respectively	$558,548	$572,922
Northern Trust Focus 2040 Fund – 1,989 and 1,941 units, respectively	308,385	310,478
Northern Trust Focus 2045 Fund – 2,903 and 2,638 units, respectively	450,219	422,098
Northern Trust Focus 2050 Fund – 2,496 and 2,433 units, respectively	387,218	389,403
Foot Locker Stock Fund – 22,720 and 23,309 shares, respectively	1,478,851	1,309,491

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $146,424 and $419,717 in 2015 and 2014, respectively.

	2015	2014
Commingled funds	$(59,330)	$71,232
Mutual funds	(4,329)	(1)
Foot Locker Stock Fund	210,083	348,486
	$146,424	$419,717

(7)Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(7)Fair Value Measurements – (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2015 and 2014. There were no transfers between levels during 2015 and 2014. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$2,209,324	$-	$2,209,324
Stable value fund	-	44,524	-	44,524
U.S. equity large cap blended fund (S&P 500 Index Fund)	-	9,632	-	9,632
International equity funds	-	27,792	-	27,792
Mutual funds:
U.S. equity large cap structured funds	33,302	-	-	33,302
U.S. equity small cap growth funds	8,289	-	-	8,289
U.S. equity income fund	16,113	-	-	16,113
Common stock:
Foot Locker Stock Fund	1,478,851	-	-	1,478,851
	$1,536,555	$2,291,272	$-	$3,827,827

	Fair Value Measurements at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$2,212,138	$-	$2,212,138
Stable value fund	-	28,388	-	28,388
U.S. equity large cap blended fund (S&P 500 Index Fund)	-	10,111	-	10,111
International equity funds	-	26,475	-	26,475
Mutual funds:
U.S. equity large cap structured funds	31,063	-	-	31,063
U.S. equity small cap growth funds	7,075	-	-	7,075
U.S. equity income fund	13,508	-	-	13,508
Common stock:
Foot Locker Stock Fund	1,309,491	-	-	1,309,491
	$1,361,137	$2,277,112	$-	$3,638,249

(8)Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which were managed by Mercer HR Services, LLC, the Plan’s record keeper. In addition, Northern Trust Investments, N.A. serves as the custodian for certain commingled funds. The Plan invests in common stock of the Company and issues loans to participants.

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2015 and 2014

(9)Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$4,283,569	$4,110,712
Adjustment from contract value to fair value for indirect fully benefit‑responsive investment contracts	—	402
Net assets available for benefits per the Form 5500	$4,283,569	$4,111,114

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2015 and 2014 to net income per the Form 5500:

	2015	2014
Net increase in net assets per the financial statements	$172,857	$637,940
Current year adjustment from contract value to fair value for indirect fully benefit‑responsive investment contracts	—	402
Prior year adjustment from contract value to fair value for indirect fully benefit‑responsive investment contracts	(402)	(374)
Net income per the Form 5500	$172,455	$637,968

Supplemental Schedule

Foot Locker Puerto Rico 1165(e) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2015

(a)	(b) Identity of Issuer, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
	Lessor, or Similar Party	collateral, par, or maturity value		Cost**	Current value
		Commingled Funds:
*	Northern Trust	Northern Trust Collective S&P 500 Index Fund	34 units	—	$9,632
*	Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	255 units	—	27,792
*	Northern Trust	Northern Trust Focus Income Fund	9 units	—	1,277
*	Northern Trust	Northern Trust Focus 2010 Fund	81 units	—	11,363
*	Northern Trust	Northern Trust Focus 2015 Fund	105 units	—	15,084
*	Northern Trust	Northern Trust Focus 2020 Fund	1,034 units	—	151,245
*	Northern Trust	Northern Trust Focus 2025 Fund	147 units	—	21,827
*	Northern Trust	Northern Trust Focus 2030 Fund	1,013 units	—	153,819
*	Northern Trust	Northern Trust Focus 2035 Fund	3,618 units	—	558,548
*	Northern Trust	Northern Trust Focus 2040 Fund	1,989 units	—	308,385
*	Northern Trust	Northern Trust Focus 2045 Fund	2,903 units	—	450,219
*	Northern Trust	Northern Trust Focus 2050 Fund	2,496 units	—	387,218
*	Northern Trust	Northern Trust Focus 2055 Fund	922 units	—	143,250
*	Northern Trust	Northern Trust Focus 2060 Fund	72 units		7,089
	Wells Fargo	Wells Fargo Stable Return Fund	872 units	—	44,524
		Mutual Funds:
	Goldman Sachs	Goldman Sachs Small Cap Value	73 units	—	3,626
	Dodge & Cox	Dodge & Cox Stock Fund	100 units	—	16,331
	Baron	Baron Small Cap Fund	162 units	—	4,663
	Mainstay	Mainstay Large Cap Growth Fund	1,726 units	—	16,971
	Metropolitan West	Metropolitan West Total Return Bond Fund	1,517 units	—	16,113
		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	22,720 shares	—	1,478,851
		Loans:
*	Plan Participants	Notes receivable from participants	111 loans were
			outstanding at December 31, 2015, bearing interest at rates ranging from 3.25% - 7.75%, maturing through 2020	—	384,253
					$4,212,080

*	Party-in-interest as defined by ERISA.
**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

DRAFT 6/17/14

DRAFT 6/17/14

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

s
Foot Locker Puerto Rico 1165(e) Plan

By:	/s/ Lauren B. Peters
Lauren B. Peters
Executive Vice President and
Chief Financial Officer

Date: June 27, 2016

EXHIBITS INDEX

Exhibit No	Description
23	Consent of Independent Registered Public Accounting Firm